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              [Letterhead of Black Hills Corporation Appears Here]

                                 March 22, 2001




Securities and Exchange Commission
Department of Corporate Finance
450 Fifth Street, N.W.
Washington, D. C.  20549

         Re:      Black Hills Corporation
                  Registration Statement on Form S-3 (File No. 333-52752) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

         Black Hills Corporation (the "Company"), a South Dakota corporation, hereby files this Application for Withdrawal of Registration Statement (this "Application") with respect to its Registration Statement on Form S-3 (File No. 333-52752) (the "Registration Statement"), which was originally filed with the Securities and Exchange Commission (the "Commission") on December 26, 2000. The Registration Statement has not yet been declared effective by the Commission.

         The Registration Statement relates to the registration under Rule 415 of up to $400,000,000 of senior debt securities, subordinated debt securities, preferred stock, common stock and warrants of the Company. The Company is filing this Application because the Company now believes that it was not eligible on December 26, 2000 to file a registration statement on Form S-3 because it filed late a Form 8-K after inadvertently triggering an obligation to report a series of related acquisitions which in the aggregate met the significant acquisition test under Item 2 of Form 8-K.

         As reported in such Form 8-K, the Company acquired certain limited partnership interests from Allstate Insurance Company and Allstate Life Insurance Company on December 5, 2000 for $4.2 million. This acquisition was one of a series of related acquisitions which in the aggregate met the significant acquisition test requiring disclosure under Item 2 of Form 8-K no later than December 20, 2000. After filing the Registration Statement, the Company realized that the immaterial $4.2 million acquisition caused the significant acquisition test to be met on December 5, 2000, and the Company promptly filed a Form 8-K on January 16, 2001. It appears, therefore, that at the time of the filing of the Registration Statement, the Company did not satisfy the requirement for having timely filed all reports required under the Securities Exchange Act of 1934, as amended, and was ineligible to file a registration statement on Form S-3.

         The Company has not sold any securities covered by the Registration Statement. In light of the foregoing and the Office of Chief Counsel's denial of the Company's waiver request

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with respect to this matter, the Company hereby requests the withdrawal of the Registration Statement pursuant to Rule 477(b) under the Securities Act of 1933.

         If you have any questions or need anything further, please contact the undersigned at your earliest convenience at (605) 721-1700. Pursuant to the Rules and Regulations promulgated under the Securities Act, the Company has caused this Application to be signed on its behalf by the undersigned duly authorized officer.


                                      BLACK HILLS CORPORATION


                                      By:  /s/ MARK T. THIES
                                           ------------------------------
                                           MARK T. THIES
                                           Senior Vice President and
                                           Chief Financial Officer